Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave presents cost reduction plan to financing partners

Plan designed to achieve near term profitability, maintain NASDAQ listing, strengthen balance sheet, and address long term opportunities.

Ottawa, Canada, February 1, 2017 - DragonWave Inc. (TSX: DWI)(NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it has presented an updated operating plan to its credit facility partners.  The updated plan reduces operating costs by 30%, in order to achieve cash flow break even at anticipated revenue and margin levels.

Reductions are focused on discontinued legacy products, streamlining G&A expenses, and deemphasizing lower margin regions.  The operating plan preserves sales, operations and R&D and takes advantage of market traction for our next-generation products, Harmony Enhanced and Enhanced Multi Channel.

The reductions are being made with the target of achieving near term break even on an adjusted cash basis.  The plan has been presented to DragonWave’s key lenders with the goal of increased financing flexibility to execute the plan, and attempt to maintain our NASDAQ listing.

Claude Haw, DragonWave’s Chairman of the board, said “DragonWave is striving to realign the business for near term break even, while positioning ourselves to grow with many of the already won longer term customers we are currently serving. We will provide a further update when the discussions with our lenders have been finalized.”

To learn more about DragonWave, visit us at www.dragonwaveinc.com, read our blog, and follow us on Twitter, Facebook and LinkedIn.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWaveis a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to the anticipated effects of

DragonWave’s cost reduction plan, including achievement of cash flow break even, near term profitability and maintenance of DragonWave’s NASDAQ listing.  These statements are subject to certain assumptions, risks and uncertainties.  Assumptions include DragonWave’s view of anticipated revenues and business opportunities, as well as DragonWave’s assessment of the estimated costs of implementing expense reductions. There can be no assurance that DragonWave’s key lenders will accept the proposed expense reduction plan, or that the plan, if implemented, will achieve all of the anticipated results. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Other risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Patrick Houston CFO DragonWave Inc. phouston@dragonwaveinc.com Tel: +1-613-599-9991 ext. 2278